UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CALIFORNIA PIZZA KITCHEN, INC.

(Name of Subject Company (Issuer))

CPK MERGER SUB INC.

CPK HOLDINGS INC.

(Name of Filing Persons (Offeror))

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Joshua Olshansky

CPK Holdings Inc.

c/o Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Tel: (415) 983-2700

Fax: (415) 983-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$470,717,365	$54,651

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 24,616,701 shares of common stock, par value $0.01 per share, at $18.50 per share. The transaction value also includes the aggregate offer price for 827,481 shares issuable pursuant to the cashless net exercise at the offer price of outstanding options with an exercise price less than $18.50 per share, which is calculated by multiplying the number of shares issuable pursuant to the cashless net exercise at the offer price of such outstanding options by $18.50. The share numbers have been provided to the Offerors by the Issuer and are as of May 31, 2011 (and include shares issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011).
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,651	Filing Party:	CPK Holdings Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by CPK Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of CPK Parent Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (“CPK”), at a price of $18.50 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 8, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately before the last paragraph of the sub-section captioned “Litigation.”

“On June 24, 2011, a putative class action lawsuit captioned Del Pino v. Flax, et al., Case No. CV11-05311 PA (AGRx), was filed in the United States District Court for the Central District of California. The complaint names as defendants the members of the CPK Board, as well as CPK, Golden Gate Capital, Parent and the Purchaser. The plaintiff alleges that the CPK Board violated the federal securities laws and breached its fiduciary duties to CPK’s stockholders in connection with the Offer and the Merger, and further claims that Golden Gate Capital, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price, an inadequate sales process, that the deal protections contained in the Merger Agreement are preclusive, and that CPK has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Moelis as CPK’s financial advisor with respect to the Offer and the Merger. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, rescission or rescissory damages in the event the Offer or the Merger is consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. Golden Gate Capital, Parent and Purchaser believe the plaintiff’s allegations lack merit and intends to contest them vigorously.

On June 27, 2011, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the actions pending in the Delaware Court of Chancery and Los Angeles County Superior Court signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted in the actions related to the Offer and the Merger. In connection with the MOU, CPK has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth in Amendment No. 4 to the Schedule 14D-9. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of CPK stockholders from all claims arising out of the Offer and the Merger, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, Golden Gate Capital, Parent and Purchaser will continue to vigorously defend all the actions related to the Offer and the Merger.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(10)	Class Action Complaint dated June 24, 2011 (Del Pino v. Larry S. Flax, et al.).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By:	GGC Opportunity Fund Management, L.P., its general partner

	By:	GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 8, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by CPK and Golden Gate Capital on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 25, 2011).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 8, 2011.*

(a)(5)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.)*

(a)(6)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.)*

(a)(7)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.)*

(a)(8)	Joint Press Release issued by CPK and Golden Gate Capital on June 8, 2011.*

(a)(9)	Class Action Complaint dated June 10, 2011 (Lane v. Larry S. Flax, et al.)*

(a)(10)	Class Action Complaint dated June 24, 2011 (Del Pino v. Larry S. Flax, et al.)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(2)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and CPK (incorporated by reference to Exhibit (e)(4) of the

Solicitation/Recommendation Statement on Schedule 14D-9 filed by CPK with the Securities and Exchange Commission on June 8, 2011).*

(d)(3)	Exclusivity Agreement, dated as of April 11, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(4)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(5)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of CPK.*

(d)(6)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to Parent.*

(d)(7)	Debt Commitment Letter, dated as of May 24, 2011, from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC to Purchaser.*

(d)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(11)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(g)	None.

(h)	None.

*	Previously filed.